

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 10, 2017

Via E-mail
Patrick McClymont
Chief Financial Officer and Executive Vice President
IMAX Corporation
2525 Speakman Drive
Mississauga, Ontario
Canada L5K 1B1

> **Re: IMAX Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-35066**

Dear Mr. McClymont:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 56

1.   You disclose that you use EBITDA and Adjusted EBITDA to assess your operating performance, as well as your liquidity. Since you also present these measures as non-GAAP liquidity measures, in future filings please also prominently present the amounts for the three major categories of the statement of cash flows. Refer to questions 102.06, of our Compliance and Disclosure interpretations on non-GAAP measures which are available at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Item 8. Financial Statements

Consolidated Statements of Operations, page 82

2.   It appears from the disclosure on page 62 that all of your stock-based compensation is included in selling, general, and administrative expenses. Please tell us whether you classified these expenses consistent with SAB Topic 14.F, which states that you should present your stock-based compensation expense in the same line or lines as cash compensation paid to the same employees.

Note 17. Consolidated Statements of Cash Flows Supplemental Information, page 125

3.   Please tell us why you do not disclose non-cash investing and financing activities, such as transfers of your inventory to property, plant, and equipment and the amount of accounts payable for the purchase of property, plant, and equipment. Refer to ASC 230-10-50-3 and 50-4.

Note 9. Income Taxes, page 105

4.   On page 107, you disclose that you have not provided Canadian taxes on cumulative earnings of non-Canadian affiliates and associated companies that have been reinvested indefinitely. Please revise future filings to provide the disclosures required by ASC 740-30-50-2(b) and (c).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at (202) 551-4391, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery